FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                04 November 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Interim Results


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  04 November 2005





                                INDEX TO EXHIBITS

Exhibit No.                 Description

1.                          Interim Results


REASONABLE RESULTS IN Q2


-    Pre-tax profit of GBP241 million

-    Operating profit of GBP261 million

-    Revenue up 8.2 per cent

-    Unit costs up 2.2 per cent

-    Fuel costs up 51.3 per cent

-    Net debt down at GBP2.4 billion


British Airways today announced a pre-tax profit of GBP241 million (2004: GBP293 million) for the three months ended September 30, 2005. The 2004 result benefited by GBP86 million from the sale of shares in Qantas. The three month pre-tax figures took the result for the half-year to GBP365 million profit (2004: GBP368 million).

Operating profit for the quarter was GBP261 million (2004: GBP245 million). The operating margin was 11.8 per cent (2004: 12 per cent). Yields in the second quarter were up 1.3 per cent (2004: 5.1 per cent down). The operating profit for the half-year was GBP437 million (2004: GBP374 million) giving an operating margin of 10.2 per cent (0.7 points up).

The cost of the Gate Gourmet dispute and the associated unlawful industrial action is estimated at between GBP35-GBP45 million. This does not have a material impact on the quarterly financial comparisons as the airline also suffered operational disruption in the same period of last year.

The board has decided that no interim dividend should be paid.

Willie Walsh, British Airways' chief executive, said: "This is a reasonable set of results driven by improvements in revenue, seat factor and yield. It is clear, however, that we need to re-energise our drive on controllable costs. We have demonstrated time and again that it is possible to offer world-class service while improving unit costs."

"Costs are up in most areas. Fuel was the biggest single contributor, up a staggering 51.3 per cent.

"We must ensure a successful move to Heathrow Terminal 5 in 2008 and redouble our efforts to make British Airways more focused and better able to serve all of our customers."

Martin Broughton, British Airways' chairman, said: "Continued capacity restraint by the industry is resulting in a more stable price environment. This, coupled with good demand for premium traffic, in particular the growth in leisure premium, has delivered a small yield improvement. Assuming continued stable economies and a rational capacity environment, some yield improvement is now expected for this financial year. Consequently, revenue is now expected to grow by between 6 - 7 per cent, up 0.5 points from our previous guidance."


                                      more
                                                       Reasonable results Q2../2


Mr Broughton added: "Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.

"Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year."

Group turnover for the second quarter was GBP2,205 million (2004: GBP2,038 million), 8.2 per cent up on a flying programme 2.4 per cent up, measured in available tonne kilometres (ATKs). Traffic volumes, measured in revenue passenger kilometres (RPKs), were up 3.7 per cent. Seat factor was up 1.1 points at 79.6 per cent on capacity 2.2 per cent higher in available seat kilometres
(ASKs).

Unit costs increased by 2.2 per cent on the same period last year. This reflects a net cost increase of 4.7 per cent on capacity 2.4 per cent higher in ATKs.

Fuel costs increased by 51.3 per cent due to the increase in fuel prices, net of hedging. Employee costs were up 3.3 per cent. The increases were partially offset by continued reductions in selling costs.

Operating cashflow for the six months was GBP530 million (2004: GBP484 million). Including current interest bearing deposits, the cash position at September 30, 2005 was GBP1,925 million, up GBP243 million compared with March 31, 2005. Net debt was GBP2,417 million, down by GBP505 million since the start of the year.


                                      ends


November 4, 2005                                                       122/KG/05


Note to Editors

- For all periods up to and including March 2005, British Airways has previously prepared its Group financial statements under UK Generally Accepted Accounting Practice (UK GAAP).

- British Airways restated its 2004/05 accounts to International Financial Reporting Standards (IFRS). The restated accounts were published on July 4, 2005. All comparators referred to are based on these restated accounts.

British Airways' presentation to city analysts can be accessed via the internet www.bashares.com at 9am. A webcast of British Airways' conference call to city analysts can also be accessed via the internet www.bashares.com at 2pm.

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Fuller information on some of the factors which could result in a material difference is available in the company's Annual Report and Accounts for the year ended March 31, 2005 which is available on www.bashareholders.com.

The estimated disruption cost reflects the direct cost of the disruption and the estimated revenue impacts, both direct and indirect. The estimate of GBP35 - GBP45 million is based on assumptions the company considers reasonable, but are judgemental.



INTERIM RESULTS 2005-2006 (unaudited)

OPERATING AND FINANCIAL STATISTICS (unaudited)


                                          Three months ended                  Six months ended
                                                September 30   Better/            September 30   Better/
                                             2005       2004   (Worse)         2005       2004   (Worse)

Revenue                       GBPm          2,205      2,038      8.2%        4,264      3,940      8.2%

Operating profit              GBPm            261        245      6.5%          437        374     16.8%

Profit before tax             GBPm            241        293   (17.7)%          365        368    (0.8)%

Profit after tax              GBPm            171        225   (24.0)%          261        268    (2.6)%

Net assets                    GBPm          2,030      1,287     57.7%        2,030      1,287     57.7%

Basic earnings per share        p            15.3       20.6   (25.7)%         23.7       24.4    (2.9)%

                                          Three months ended                  Six months ended
                                                September 30   Better/            September 30   Better/
                                             2005       2004   (Worse)         2005       2004   (Worse)
TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY

RPK (m)                                    29,812     28,749      3.7%       57,580     55,832      3.1%
ASK (m)                                    37,452     36,639      2.2%       74,158     72,789      1.9%
Passenger load factor (%)                    79.6       78.5    1.1pts         77.6       76.7    0.9pts
CTK (m)                                     1,183      1,202    (1.6)%        2,368      2,419    (2.1)%
RTK (m)                                     4,162      4,080      2.0%        8,111      7,989      1.5%
ATK (m)                                     5,847      5,709      2.4%       11,569     11,361      1.8%
Overall load factor (%)                      71.2       71.5     (0.3)         70.1       70.3     (0.2)pts
Passengers carried (000)                    9,767      9,822    (0.6)%       18,944     19,110    (0.9)%
Tonnes of cargo carried (000)                 189        213   (11.3)%          382        429   (11.0)%

FINANCIAL

Operating margin (%)                         11.8       12.0     (0.2)         10.2        9.5    0.7pts
                                                                   pts
Passenger revenue per RPK (p)                6.01       5.93      1.3%         6.05       5.96      1.5%
Passenger revenue per ASK (p)                4.78       4.65      2.8%         4.70       4.57      2.8%
Cargo revenue per CTK (p)                   10.23       9.82      4.2%        10.09       9.76      3.4%
Total traffic revenue per RTK (p)           45.96      44.68      2.9%        45.88      44.64      2.8%
Total traffic revenue per ATK (p)           32.72      31.93      2.5%        32.16      31.39      2.5%
Net operating expenditure
per RTK (p)                                 39.69      38.68    (2.6)%        40.49      39.95    (1.4)%
Net operating expenditure
per ATK (p)                                 28.25      27.64    (2.2)%        28.39      28.10    (1.0)%
Average fuel price before hedging
(US cents/US gallon)                       175.69     129.92   (35.2)%       168.75     122.32   (38.0)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)          46,144     46,179      0.1%       46,112     46,230      0.3%
ATKs per MPE (000)                          126.7      123.6      2.5%        250.9      245.7      2.1%
Aircraft in service at
period end                                    288        287         1          288        287         1


Note 1:

Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.



CHAIRMAN'S STATEMENT


Group Performance

Group profit before tax for the three months to September 30 was GBP241 million; this compares with a profit of GBP293 million last year. The reduction primarily reflects the non-recurrence of the GBP86 million profit on sale of our investment in Qantas last year.

Operating profit - - at GBP261 million - - was GBP16 million higher than last year. The operating margin was 11.8%, 0.2 points lower than last year. The improvement in operating profit primarily reflects improvements in traffic revenue, partially offset by the increase in the cost of fuel net of surcharges.

Group profit before tax for the six months to September 30 was GBP365 million, GBP3 million worse than last year; operating profit - - at GBP437 million - - was GBP63 million better than last year.

Operating margin for the half year - - traditionally the stronger of the two halves - - was 10.2%, 0.7 points higher than last year.

Cash inflow from operating activities was GBP530 million for the six months, with the closing cash, cash equivalents and short term deposits at GBP1,925 million representing a GBP243 million increase versus March 31, 2005. Net debt fell by GBP505 million from March 31, 2005 to GBP2,417 million.

Turnover

For the three month period, group turnover - - at GBP2,205 million - - was up 8.2% on a flying programme 2.4% larger in ATKs. This reflected the impact of fuel surcharges and an increase in both passenger revenue (up 5.1%) and cargo revenue (up 2.5%). Passenger yields were up 1.3% per RPK (excluding fuel surcharges), largely driven by cabin mix; seat factor was up 1.1 point at 79.6% on capacity 2.2% higher in ASKs.

For the six month period, turnover improved by 8.2% to GBP4,264 million on a flying programme 1.8% larger in ATKs. Passenger yields were up 1.5% per RPK (excluding fuel surcharges) with seat factor up 0.9 points at 77.6% on capacity 1.9% higher in ASKs. Cargo volumes for the three month period (CTKs) were down 1.6% compared with last year, with yields (revenue/CTK) up 4.2%. For the six month period, cargo volumes were down 2.1%, with yields up 3.4%.

Overall load factor for the quarter was down 0.3 points at 71.2%, and for the half year down 0.2 points at 70.1%.

Costs

For the three month period, unit costs (pence/ATK) worsened by 2.2% on the same period last year. This reflects a net cost increase of 4.7% on capacity 2.4% higher in ATKs.

Total expenditure from operations was up 8.4% primarily reflecting fuel costs, up by 51.3% due to the increase in fuel price net of hedging and employee costs, up 3.3%. These increases were partially offset by continued reductions in selling costs.

For the six month period, unit costs (pence/ATK) increased by 1.0% on the same period last year. This reflects a net cost increase of 2.9% on capacity 1.8% higher in ATKs.

Non Operating Items

Interest expense for the three month period reduced by GBP14 million from last year to GBP54 million reflecting the impact of lower debt. Interest income at GBP22 million was in line with last year.

Profit on sale of fixed assets and investments was GBP1 million, GBP83 million lower than last year, reflecting the non-recurrence of the GBP86 million profit on disposal of our investment in Qantas last year.

The share of profits in associates at GBP4 million was GBP17 million lower than last year due to our share of Qantas' profit being included last year prior to the disposal of our investment.

For the six month period, interest expense was GBP113 million, GBP21 million lower than last year. The retranslation of currency borrowings generated a charge of GBP10 million, compared with a credit of GBP11 million last year. Loss on sale of fixed assets and investments was GBP2 million. This compares with a profit on disposal last year of GBP81 million, due mainly to the sale of our investment in Qantas.


Tax

The tax rate for the quarter, excluding associates, was 29%. The company expects to return to a UK taxpaying position this year, and accordingly we anticipate paying GBP50 million in taxes in the current year.

Earnings Per Share

The earnings attributable to shareholders for the three months was equivalent to
15.3 pence per share, compared with last year's profit per share of 20.6 pence.

For the six month period, the profit attributable to shareholders was GBP261 million, equivalent to 23.7 pence per share, compared with earnings of 24.4 pence per share last year.

The Board has decided that no interim dividend should be paid.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were GBP2,417 million at September 30, down GBP505 million since the start of the year, partly due to the conversion of the GBP112 million of bonds from debt to equity. The net debt/ total capital ratio reduced by 13.3 points from March 31 to 54.4%. The net debt/ total capital ratio including operating leases was down 11.3 points from March 31 to 61.1%.

During the quarter we signed two long term secured finance facilities, totalling $1 billion. One is a committed secured credit facility and the other is a facility to extend Yen obligations falling due between 2009 and 2011 for a further five years.

Cash Flow

During the six months we generated a positive cash flow from operating activities of GBP530 million, GBP46 million higher than last year. Including current interest bearing deposits, the cash position at September 30, 2005 was GBP1,925 million, an increase of GBP243 million compared with March 31, 2005.

Aircraft Fleet

During the quarter the group fleet in service increased by 1 to 288 aircraft. The increase is due to the delivery of an Airbus A321 in the quarter. The next aircraft delivery is scheduled for November 2007.

Alliance Development

We continue to support the development of the oneworld alliance, both in terms of customer benefits and membership expansion. The alliance is the first to offer e-tickets to customers travelling across the networks of the members, thus providing an enhanced customer experience. In addition, the recent announcement of Royal Jordanian accepting their invitation to join the alliance is welcomed and BA is proud to be the lead sponsor for Royal Jordanian in the alliance.

On October 25, Japan Airlines announced their intention to seek oneworld membership. BA has a long-standing relationship with JAL and we look forward to welcoming them to the alliance.

Pensions

Like most FTSE 100 companies with defined benefit pension schemes, British Airways has, as we have previously reported, a significant deficit. As a consequence, we have launched a major internal communication campaign to inform staff about the issues. This will continue for several months. In 2006, we will discuss options to address the issue with the Trustees and unions.

Industrial Relations

As a result of unlawful industrial action by some 1,000 ground support services staff, we suspended all flights into and out of London Heathrow from 6pm on August 11, 2005 to 8pm on August 12, 2005. The unlawful action was taken in support of employees dismissed from the airline's Heathrow catering supplier, Gate Gourmet. As a consequence of the action, we opened an investigation into the circumstances of the action taken. The inquiry continues and will establish the facts of what happened in order to take appropriate action.

The financial consequence of the disruption is estimated at between GBP35 - GBP45 million. This doesn't have a material impact on the comparators for the quarter as the company also suffered operational disruption in the same period last year.


Outlook

Continued capacity restraint by the industry is resulting in a more stable price environment. This coupled with good demand for premium traffic (in particular the growth in leisure premium) has delivered a small yield improvement. Assuming continued stable economies and a rational capacity environment, some yield improvement is now expected for this financial year. Consequently, revenue is now expected to grow by between 6% - 7% (up 0.5 points from our previous guidance).

Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.

Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year. As announced in our latest Business Plan, our focus remains on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base.

Note:

Copies of the summary Interim Statement will be issued to all shareholders through the medium of the British Airways Investor newspaper. Copies of the full Interim report are available from the company's registered office and on the Internet at www.bashares.com.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.

The estimated disruption cost reflects the direct cost of the disruption and the estimated revenue impacts, both direct and indirect. The estimate of GBP35 - GBP45 million is based on assumptions the company considers reasonable, but are judgemental.


CONSOLIDATED INCOME STATEMENT (unaudited)


                                      Three months ended                 Six months ended
                                            September 30   Better/           September 30   Better/
                                      2005 GBPm  2004 GBPm  (Worse)   2005 GBPm  2004 GBPm  (Worse)
Traffic Revenue
Passenger                               1,792      1,705      5.1%       3,482      3,330      4.6%
Cargo                                     121        118      2.5%         239        236      1.3%
                                        1,913      1,823      4.9%       3,721      3,566      4.3%
Other revenue                             292        215     35.8%         543        374     45.2%
TOTAL REVENUE                           2,205      2,038      8.2%       4,264      3,940      8.2%
Employee costs                            568        550    (3.3)%       1,138      1,091    (4.3)%
Depreciation and amortisation             171        181      5.5%         349        359      2.8%
Aircraft operating lease costs             31         27   (14.8)%          56         53    (5.7)%
Fuel and oil costs                        410        271   (51.3)%         765        529   (44.6)%
Engineering and other
aircraft costs                            118        115    (2.6)%         235        211   (11.4)%
Landing fees and en route charges         145        145                   287        286    (0.3)%
Handling charges, catering and
other operating costs                     248        237    (4.6)%         482        470    (2.6)%
Selling costs                             106        135     21.5%         214        273     21.6%
Currency differences                        2        (8)        nm         (3)       (12)   (75.0)%
Accommodation, ground equipment
and IT costs                              145        140    (3.6)%         304        306      0.7%

TOTAL EXPENDITURE FROM OPERATIONS       1,944      1,793    (8.4)%       3,827      3,566    (7.3)%

OPERATING PROFIT                          261        245      6.5%         437        374     16.8%

Fuel derivative gains*                     12                   nm          13                   nm
Interest expense                         (54)       (68)     20.6%       (113)      (134)     15.7%
Interest income                            22         22                    43         40      7.5%
Financing income and expense
relating to pensions                      (4)       (11)     63.6%         (8)       (22)     63.6%
Retranslation (charges)/credits
on currency borrowings                    (1)        (1)                  (10)         11        nm
Profit/(loss) on sale of fixed
assets and investments                      1         84   (98.8)%         (2)         81        nm
Share of profits in associates              4         21   (81.0)%           3         17   (82.4)%

Income relating to fixed asset
investments                                            1        nm           2          1    100.0%

PROFIT BEFORE TAX                         241        293   (17.7)%         365        368    (0.8)%

Tax                                      (70)       (68)    (2.9)%       (104)      (100)    (4.0)%
PROFIT AFTER TAX                          171        225   (24.0)%         261        268    (2.6)%

Attributable to:
Equity holders of the parent              171        225   (24.0)%         261        268    (2.6)%
Minority interest
                                          171        225   (24.0)%         261        268    (2.6)%

Earnings per share:
Basic                                    15.3       20.6   (25.7)%        23.7       24.4    (2.9)%
Fully diluted                            15.2       19.9   (23.6)%        23.1       23.7    (2.5)%


nm: Not meaningful

* Fuel derivative gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.


CONSOLIDATED BALANCE SHEET (unaudited)


                                                           September 30  September 30    March 31
                                                              2005 GBPm     2004 GBPm   2005 GBPm

NON-CURRENT ASSETS
Property, plant and equipment
Fleet                                                             6,783         7,026       6,944
Property                                                            970         1,034       1,000
Equipment                                                           372           421         385
                                                                  8,125         8,481       8,329

Goodwill                                                             72            72          72
Landing rights                                                      119            93         122
Other intangible assets                                              51            50          60
Investments in associates                                           115           118         126
Long term investments                                                29            29          30

Available-for-sale financial assets                                   4
Employee benefit assets                                             138           128         137
Other financial assets                                              117            39          38

TOTAL NON-CURRENT ASSETS                                          8,770         9,010       8,914

NON-CURRENT ASSETS HELD FOR SALE                                      1             1           5

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                              92            77          84
Trade receivables                                                   785           729         685
Other current assets                                                690           330         301
Other current interest bearing deposits                             947         1,120       1,134
Cash and cash equivalents                                           978           790         548
                                                                  1,925         1,910       1,682

TOTAL CURRENT ASSETS AND RECEIVABLES                              3,492         3,046       2,752

TOTAL ASSETS                                                     12,263        12,057      11,671

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                283           271         271
Treasury shares                                                    (11)          (30)        (26)
Other reserves                                                    1,747           835         940

TOTAL SHAREHOLDERS' EQUITY                                        2,019         1,076       1,185

MINORITY INTEREST                                                    11
TOTAL EQUITY                                                      2,030

Equity minority interest                                                           11          12
Non-equity minority interest                                                      200         200
MINORITY INTERESTS                                                                211         212

PROVISIONS
Employee benefit obligations                                      1,813         1,839       1,820
Provisions for deferred tax                                         987           794         816
Other provisions                                                     36            54          34
TOTAL PROVISIONS                                                  2,836         2,687       2,670

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                             3,902         4,544       4,045
Other long term liabilities                                         334           308         306
TOTAL LONG-TERM LIABILITIES                                       4,236         4,852       4,351

CURRENT LIABILITIES
Current portion of long-term borrowings                             440           540         447
Convertible long-term borrowings                                                  112         112
Trade and other payables                                          2,659         2,555       2,658
Current tax payable                                                  62            24          36
TOTAL CURRENT LIABILITIES                                         3,161         3,231       3,253

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                       12,263        12,057      11,671


CONSOLIDATED CASHFLOW STATEMENT (unaudited)

                                                                        Six months ended
                                                                            September 30    Better/
                                                                 2005 GBPm     2004 GBPm    (Worse)

CASHFLOWS FROM OPERATING ACTIVITIES
Operating profit                                                       437           374         63
Depreciation and amortisation                                          349           359       (10)

Operating cashflow before working capital changes                      786           733         53
(Increase)/decrease in inventories and other receivables              (97)         (106)          9
(Decrease)/increase in trade and other payables and                   (31)          (14)       (17)
provisions
Other non-cash movements                                                 5             4          1

Cash generated from operations                                         663           617         46
Interest paid                                                        (110)         (134)         24
Taxation                                                              (23)             1       (24)

NET CASHFLOW FROM OPERATING ACTIVITIES                                 530           484         46

CASHFLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                            (125)         (121)        (4)
Purchase of intangible assets                                          (1)                      (1)
Purchase of interest in associated undertakings                        (5)                      (5)
Proceeds from sale of associated undertaking                                         427      (427)
Proceeds from sale of trade investment                                   1                        1
Proceeds from sale of property, plant and equipment                      4            54       (50)
Costs of disposal of subsidiary undertakings                           (6)           (8)          2
Interest received                                                       35            19         16
Dividends received                                                      20            20
Decrease/(increase) in interest bearing deposits                       189         (491)        680

NET CASHFLOW FROM INVESTING ACTIVITIES                                 112         (100)        212

CASHFLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings                                               (28)          (65)         37
Payment of finance lease liabilities                                 (190)         (549)        359
Exercise of share options                                               11                       11
Distributions made to holders of perpetual securities                  (7)           (7)

NET CASH USED IN FINANCING ACTIVITIES                                (214)         (621)        407

Net increase/(decrease) in cash and cash equivalents                   428         (237)        665
Net foreign exchange difference                                          2                        2
Cash and cash equivalents at March 31                                  548         1,027      (479)

CASH AND CASH EQUIVALENTS AT SEPTEMBER 30                              978           790        188


These summary financial statements were approved by the Directors on November 3, 2005.

NOTES TO THE ACCOUNTS (unaudited)

For the period ended September 30, 2005

1 BASIS OF PREPARATION

These summary financial statements have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB with the exception of the disclosure requirements of IAS 34 - 'Interim Reporting'. The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A summary of the significant accounting policies used in the preparation of these financial statements under IFRS and a summary of the impact of the change from UK GAAP to IFRS on comparative periods as required by IFRS 1 - 'First-time adoption of International Financial Reporting Standards' were included in the group's 'Release of financial information for 2004/05 under International Financial Reporting Standards' published on July 4, 2005. The release included the quarterly results for quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 restated under the recognition and measurement rules of IFRS and a summary of the significant differences to UK GAAP. The release also included restated balance sheets at those dates in addition to the restated balance sheet at April 1, 2004, the group's transition date to IFRS.

As permitted under IFRS 1, the group elected to apply the requirements of IAS 32
- 'Financial Instruments - Disclosure and Presentation' and IAS 39 - 'Financial Instruments - Recognition and Measurement' from April 1, 2005. As a consequence certain assets and liabilities are required to be recognised and measured at fair value. As a result of the application of IAS 39 the opening net assets of the group increased by GBP183 million at April 1, 2005. The increase represents the fair value of financial instruments and available for sale financial assets (GBP193 million, net of deferred tax), partially offset by the impact of the group's share of the opening reserves adjustments of associated undertakings (GBP10 million). The adoption of IAS 32 had no impact on the reserves or net assets of the group except for minor presentational differences between minority interests and shareholders' equity.

Under IAS 39, financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument.

Listed investments (other than interests in associates) are designated as available-for-sale assets and are recorded at fair value. Any change in the fair value is reported in reserves until the investment is sold when the cumulative reserves movement is recognised in income. Any provisions for impairment of the carrying value are reflected in income when they arise. Exchange gains and losses on monetary items are taken to income unless the item has been designated as a hedging instrument. Exchange gains and losses on non-monetary investments are reflected in reserves until the investment is sold when the balance is recognised in income.

Derivative financial instruments, comprising interest rate swap agreements, foreign exchange derivatives and fuel hedging derivatives (including options, swaps and collars) are measured at fair value on the group balance sheet. Changes in the fair value are reported through operating income or financing according to the nature of the derivative financial instrument unless the derivative financial instrument has been designated as a hedge of a highly probable expected future cashflow. Gains and losses on forward exchange contracts to hedge capital expenditure commitments are recognised as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Gains and losses on derivative financial instruments designated as hedging instruments that are expected to be highly effective at inception and were highly effective for the period are taken to reserves and reflected in the income statement when the cashflow either occurs or ceases to be highly probable.

Certain loan repayment instalments denominated in US dollars and Japanese yen are designated as hedges of highly probable future foreign currency revenues. Exchange differences arising from the translation of these loan repayment instalments are taken to reserves until the future revenue occurs when the cumulative exchange difference is recognised in income.

The hedging relationships are tested for effectiveness in accordance with IAS 39
- 'Financial Instruments'.

Long term borrowings, finance leases and hire purchase agreements are recorded at amortised cost. Certain leases contain interest rate swaps that are closely related to the underlying financing and, as such, are not accounted for as an embedded derivative. The carrying value of the interest rate swap is reflected within the carrying value of the long term borrowing.

The  financial  information  presented  has been  prepared on the basis of those
Standards  and   Interpretations  of  the  International   Financial   Reporting
Interpretations Committee (IFRIC)

NOTES TO THE ACCOUNTS (unaudited) (Continued)

For the period ended September 30, 2005

BASIS OF PREPARATION (continued)

and Standard Interpretations Committee (SIC) that are expected to be applicable to 2005/06 financial reporting. These are subject to ongoing review and endorsement by the European Commission, whilst the application of the Standards continues to be subject to interpretation by IFRIC as well as emerging industry consensus. As a consequence, further adjustments to the accounting policies and treatments may need to be made in the first complete set of IFRS financial statements for 2005/06 for the year ending March 31, 2006.

These financial statements have been prepared on a historical cost convention except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets, that are measured at fair value. The carrying value of recognised assets and liabilities that are hedged are adjusted to record changes in thefair values attributable to the risks that are being hedged.

* For the purposes of these statements IFRS also include International Accounting Standards (IAS).



2 FINANCE COSTS / INCOME


                                                     Three months ended           Six months ended
                                                         September 30               September 30
                                                 2005 GBPm       2004 GBPm   2005 GBPm      2004 GBPm

  FINANCE COSTS
  Interest payable on bank and other loans and
  finance charges payable under finance leases and
  hire purchase contracts                               54              68         113           134
  Interest capitalised
  Total finance costs                                   54              68         113           134

  FINANCE INCOME
  Bank interest receivable                              22              22          43            40
  Total finance income                                  22              22          43            40

  FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
  Net financing expense/(income) relating to             4              11           8            22
  pensions
  Amortisation of actuarial (gains)/losses on
  pensions
  Total financing income and expense relating to         4              11           8            22
  pensions

  Retranslation (charges)/credits on currency          (1)             (1)        (10)            11
  borrowings

3 PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                     Three months ended          Six months ended
                                                         September 30              September 30
                                                 2005 GBPm       2004 GBPm   2005 GBPm     2004 GBPm

  Net profit on disposal of investment in Qantas                        86                        86
  Net profit/(loss) on the disposal of property,
  plant and equipment                                    1             (2)         (2)           (5)
                                                         1              84         (2)            81


4 TAX

The tax charge for the quarter is GBP70 million of which GBP42 million represents deferred tax in the UK, GBP25 million current UK tax and GBP3 million overseas tax.

5 EARNINGS/(LOSS) PER SHARE

Basic earnings per share for the quarter ended September 30, 2005 are calculated on a weighted average of 1,123,454,000 ordinary shares (September 2004:
1,070,471,000; March 2005: 1,071,126,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended September 30, 2005 are calculated on a weighted average of 1,131,566,000 ordinary shares (September 2004: 1,118,470,000; March 2005: 1,126,485,000).

The number of shares in issue at September 30, 2005 was 1,130,882,000 (September 30, 2004: 1,082,903,000; March 31, 2005: 1,082,903,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (unaudited) (Continued)
For the period ended September 30, 2005


6 RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS


                                                                                         Six months ended
                                                                                           September 30
                                                                                     2005 GBPm    2004 GBPm

  Increase/(decrease) in cash and cash equivalents during the period                       428        (237)
  Net cash used in repayment of long-term borrowings                                       218          614
  (Reduction)/increase in interest bearing deposits                                      (189)          491
  Change in net debt resulting from cash flows                                             457          868
  New finance leases taken out and hire
  purchase arrangements made                                                               (5)          (7)
  Conversion of Convertible Capital Bonds 2005                                             112
  Exchange movements                                                                      (59)           11
  Movement in net debt during the period                                                   505          872
  Net debt at April 1                                                                  (2,922)      (4,158)
  Net debt at period end                                                               (2,417)      (3,286)


Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.



7 ANALYSIS OF LONG-TERM BORROWINGS


                                                            September 30   September 30   March 31
                                                               2005 GBPm      2004 GBPm  2005 GBPm

  Interest bearing long-term borrowings comprise:
  Loans                                                            1,090          1,037      1,105
  Finance Leases                                                   1,471          1,892      1,493
  Hire purchase arrangements                                       1,341          1,615      1,447

                                                                   3,902          4,544      4,045

  Current portion of long-term borrowings comprise:
  Loans                                                               61            125         63
  Finance Leases                                                     103            118         96
  Hire purchase arrangements                                         276            297        288

                                                                     440            540        447

8 RESERVES
                                                            September 30   September 30   March 31
                                                               2005 GBPm      2004 GBPm  2005 GBPm

  Balance at April 1                                                 940            557        557
  Transitional effects from the adoption of IAS 39 and IAS           383
  32
  Profit for the period                                              261            268        392
  Distributions to perpetual preferred security holders              (7)            (7)       (14)
  Conversion of Convertible Capital Bonds 2005                       100
  Exchange and other movements                                        70             17          5

                                                                   1,747            835        940


9 The figures for the three months and six months ended September 30, 2005 and 2004 are unaudited and do not constitute full accounts within the meaning of
Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2005 have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report and did not contain a statement under Section 237 of the Companies Act 1985.


INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months and six months ended September 30, 2005, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Accounts. We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended September 30, 2005.

Ernst & Young LLP

London

November 3, 2005

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (unaudited and for information only)

The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) which differ in certain respects from those generally accepted in the United States.

The comparatives have been restated to recognise the adoption of IFRS by the group.

The adjusted net income and shareholders' equity applying US GAAP are set out below:


                                                   Three months ended            Six months ended
                                                      September 30                September 30
                                              2005 GBPm       2004 GBPm      2005 GBPm    2004 GBPm


Profit for the period as reported in the
Group profit and loss account                       171             225            261          268
US GAAP adjustments                                (68)            (40)          (127)         (25)
Net income as so adjusted to
accord with US GAAP                                 103             185            134          243

Net income per Ordinary Share
as so adjusted
Basic                                              9.2p           17.3p          12.1p        22.7p
Diluted                                            9.1p           16.7p          11.8p        21.1p

Net income per American Depositary Share
as so adjusted
Basic                                               92p            173p           121p         227p
Diluted                                             91p            167p           118p         221p

                                                                     September 30          March 31
                                                              2005 GBPm      2004 GBPm    2005 GBPm

Shareholders' equity and minority interests
as reported in the Group balance sheet                            2,030          1,287        1,397
US GAAP adjustments                                                 478            975          766
Shareholders' equity and minority interests
as so adjusted to accord with US GAAP                             2,508          2,262        2,163




AIRCRAFT FLEET
(unaudited and for information only)


                             Number in service with Group companies at September 30, 2005

                               On Balance Sheet      Off Balance           Total Changes Since        Future    Options
                                       aircraft   Sheet Aircraft  September 2005     June 2005    deliveries
AIRLINE OPERATIONS  (Note 1)

Boeing 747-400                         57                                  57
Boeing 777                             40                3                 43
Boeing 767-300                         21                                  21
Boeing 757-200                         13                                  13
Airbus A319 (Note 2)                   21               12                 33                              3         40
Airbus A320 (Note 3)                    9               17                 26                              3
Airbus A321                             7                                   7                1
Boeing 737-300                                           5                  5
Boeing 737-400 (Note 4)                18                                  18
Boeing 737-500                                           9                  9
Turboprops (Note 5)                                      8                  8
Embraer RJ145                          16               12                 28
Avro RJ100                                              16                 16
British Aerospace 146                   4                                   4
GROUP TOTAL                           206               82                288                1             6         40


Notes:
1. Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3.  Excludes 1 Airbus A320 sub-leased to GB Airways.

4.  Excludes 2 Boeing 737-400s sub-leased to Air One.

5. Comprises 8 de Havilland Canada DHC-8s. Excludes 2 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.